UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

 (Amendment No. 2)

SIFCO INDUSTRIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

826546103
(CUSIP Number)

copy to:

Mark J. Silk
4946 Azusa Canyon Road, Irwindale, California 91706
(310) 536-1359
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respec t to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 826546103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M. and S. Silk Revocable Trust u/d/t June 2, 1997
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,600
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 700,600
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 826546103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark J. Silk and Sarah C. Silk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 700,600
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 700,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 2 on Schedule 13D/A (the “Amendment”) amends, supplements, or restates the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 10, 2008, as amended (the “Schedule 13D”), and relates to the common stock, par value $1.00 per share (the “Common Stock”), of SIFCO Industries, Inc., an Ohio corporation (the "Company"), whose principal executive offices are located at 970 East 64th Street, Cleveland, Ohio 44103.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

The Schedule 13D is hereby amended, supplemented, or restated as follows:

Item 4.    Purpose of Transaction

The shares of the Company’s Common Stock described in the transactions above were acquired for investment purposes. The Reporting Persons may seek to acquire additional shares of the Company’s Common Stock for investment purposes in the future.

Currently, the Reporting Persons intend to take steps to influence the Company’s management to maximize shareholder value. The Reporting Persons may seek, for example, to:

  obtain representation on the Company’s Board of Directors;

  support efforts to effect a change in the composition of the Company’s Board of Directors;

  encourage the Company's management to effect a material change to the Company's present capitalization or dividend policy;

  encourage the Company’s management to pursue corporate transactions such as a merger, restructuring, or sale of assets or divisions; or

  approach or discuss with third parties potential transactions involving the Company.

Item 7.    Material to Be Filed as Exhibits

The written agreement of the Reporting Persons to file this Amendment on behalf of each of them is attached as an exhibit hereto.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2009

M. and S. Silk Revocable Trust u/d/t June 2, 1997

/s/ Mark J. Silk
Mark J. Silk,
Co-Trustee

/s/ Sarah C. Silk
Sarah C. Silk,
Co-Trustee

/s/ Mark J. Silk
Mark J. Silk

/s/ Sarah C. Silk
Sarah C. Silk

EXHIBIT

The undersigned each hereby agree that this Amendment shall be filed on behalf of each of them with the Securities and Exchange Commission on May 22, 2009.

Dated: May 21, 2009

M. and S. Silk Revocable Trust u/d/t June 2, 1997

/s/ Mark J. Silk
Mark J. Silk,
Co-Trustee

/s/ Sarah C. Silk
Sarah C. Silk,
Co-Trustee

/s/ Mark J. Silk
Mark J. Silk

/s/ Sarah C. Silk
Sarah C. Silk